Fax

2009 JAN -5 A 8:13

3 London Wall Buildings
London Wall
London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

Citigate
Dewe Rogerson

[redacted]

09045027

SUPPL

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	001 202 772 9207
From	Catriona Cockburn
Return fax	+44 20 7282 2811
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	12/12/08
No. of pages including this one	3

Please find attached the following Erste Bank release:

Capital Markets Day: Erste Group continues to see solid growth prospects in CEE

PROCESSED
JAN 1 2 2009
THOMSON REUTERS

Capital Markets Day: Erste Group continues to see solid growth prospects in CEE

Fax

3 London Wall Buildings
London Wall
London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

Citigate Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	001 202 772 9207
From	Catriona Cockburn
Return fax	+44 20 7282 2811
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	12/12/08
No. of pages including this one	3

Please find attached the following Erste Bank release:

Capital Markets Day: Erste Group continues to see solid growth prospects in CEE

ERSTE

ERSTE GROUP

INVESTOR INFORMATION Vienna, 12 December, 2008

Capital Markets Day: Erste Group continues to see solid growth prospects in CEE

- **Outlook for 2008 confirmed: 15% increase in operating profit**
- **Outlook for 2009: operating profit to rise by around 10% , cost growth not to exceed 3.5%**

At today's Capital Markets Day, the management of Erste Group Bank AG confirmed its target for 2008 of achieving operating profit growth of around 15% compared to the previous year.

In his presentation, Andreas Treichl, CEO of Erste Group, underlined that economic conditions in the respective countries of the extended home market will indeed worsen. Most of the countries in central and eastern Europe will, however, continue to grow, and consequently their economic prospects are notably better than those in Western Europe. In view of the economic outlook for the region - and based on the up to now very successfully implemented retail and SME segment-focused business model with more than 16 million clients - the business is also expected to show positive development in 2009.

"Our client focus combined with the favourable geographic position will continue to have a positive influence on our core loan and deposit business in the coming year", stated Treichl, who continued: "in the current economic environment there is no region in which, as a banker, I would more prefer to be than in our countries. Although the core countries of Erste Group's region like Czech Republic, Slovakia, Romania and Austria, do have their individual problems, overall they are much better placed to manage this crisis than the rest of Europe. In addition, the solid, continuous earnings growth, even in difficult times, shows the strength of a retail-oriented business model."

Overall, Erste Group is forecasting an improvement in operating result of around 10% in 2009. In support of this goal are cost savings initiatives, which will limit cost growth to a maximum of 3.5%.

In view of the economic conditions Erste Group is expecting risk costs of between 90bp - 120bp for 2009 (according to lending volumes).

The negotiations concerning the participation capital offered by the Republic of Austria are not yet finalized, but following the recent EU approval of the Austrian banking measures are expected to be concluded by the beginning of 2009 at the latest.

ERSTE

ERSTE GROUP

For more information, please contact:
Erste Group, Investor Relations, Graben 21, 1010 Vienna, Austria, Fax: +43 (0) 5 0100 9 13112

Gabriele Werzer,	Tel. +43 (0) 5 0100 Ext. 11286,	E-mail: gabriele.werzer@erstegroup.com
Thomas Sommerauer,	Tel. +43 (0) 5 0100 Ext. 17326,	E-mail: thomas.sommerauer@erstegroup.com
Peter Makray,	Tel. +43 (0) 5 0100 Ext. 16878,	E-mail: peter.makray@erstegroup.com

This release is also available on our website at http://www.erstegroup.com/investorrelations in the news section.

Erste Group is one of the leading financial providers in Central and Eastern Europe with its more than 54,000 employees. Erste Group serves over 16 million clients in more than branches in 8 countries (Austria, Czech Republic, Slovakia, Romania, Hungary, Croatia, Serbia, Ukraine). As of 30 September 2008 Erste Group had EUR 209.4 billion in total assets, a net profit of EUR 1,463.0 million and an after-tax ROE of 21.7%.

ERSTE

ERSTE GROUP
BANK AG

Graben 21
1010 Vienna
Phone: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Head Office Vienna
Commercial Court Vienna
FN 33209 m
DVR 0031313, Bank Code 20100

FAX-ÜBERMITTLUNG/TRANSMISSION

2009 JAN -5 A 8: 17

Absender / From:

Datum/date: 02-DEC-2008

Mitarbeiter/attn.: Jammalova Marketa 0397 EH
Abteilung/department: 0397
Telefon/phone: +43 (0)5 0100 - 17795
Fax: +43 (0)5 0100 9 - 17795
E-Mail: Marketa.Jammalova@erstegroup.com

Empfänger / To:

Mitarbeiter/attn.:
Fax: 0012027729207

Nachricht/Message: Erste Group News:

Absender/From		Empfänger/To	
Firma	Erste Group Bank AG	Firma	SEC Headquarters
Abteilung/Firma dept.	Group Investor Relations	Abteilung/Firma dept.	International Corporate Finance Division
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek Chief Officer of International Corporate Finance
Telefon	+43 (0)5 0100 - 13036	Fax	001 202 772 9207
Fax	+43 (0)5 0100 - 913036		
E-Mail	investor.relations@erstegroup.com		

Sie erhalten Seite(n) einschließlich dieser.

Transmission consists of page(s) including this .

Nachricht/Message
„Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached today's IR-Release.

Best regards,
Group Investor Relations

Erste Group Bank AG

A-1010 Wien, Graben 21
Fax +43 (0)5 0100 - 913112
mailto:investor.relations@erstegroup.com
http://www.erstegroup.com/ir

ERSTE GROUP

INVESTOR INFORMATION

Vienna, 2 December, 2008

Erste Group: Extraordinary General Meeting approves planned issue of participation capital

The Extraordinary General Meeting of Erste Group Bank AG, held today in the "Austria Center" in Vienna, has approved the sole agenda topic, which was authorisation to raise participation capital. The Management Board has therefore today been authorized by 99,9 % of the represented share capital, and with the consent of the Supervisory Board, to raise participation capital without the obligation to pay dividends in arrears in the total nominal value of up to EUR 2.7bn.

For more information, please contact:
Erste Group, Investor Relations, Graben 21, 1010 Vienna, Austria, Fax: +43 (0) 5 0100 9 13112

Gabriele Werzer,	Tel. +43 (0) 5 0100 Ext. 11286,	E-mail: gabriele.werzer@erstegroup.com
Thomas Sommerauer,	Tel. +43 (0) 5 0100 Ext. 17326,	E-mail: thomas.sommerauer@erstegroup.com
Peter Makray,	Tel. +43 (0) 5 0100 Ext. 16878,	E-mail: peter.makray@erstegroup.com

This release is also available on our website at http://www.erstegroup.com/investorrelations in the news section.

ERSTE GROUP BANK AG

Graben 21
1010 Vienna
Phone: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Head Office Vienna
Commercial Court Vienna
FN 33209 m
DVR 0031313, Bank Code 20100

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender / From:

Datum/date: 12-DEC-2008

Mitarbeiter/attn.: Jammalova Marketa 0397 EH
Abteilung/department: 0397
Telefon/phone: +43 (0)5 0100 - 17795
Fax: +43 (0)5 0100 9 - 17795
E-Mail: Marketa.Jammalova@erstegroup.com

Empfänger / To:

Mitarbeiter/attn.:
Fax: 0012027729207

Nachricht/Message: Erste Group News: Capital Markets Day: Erste Group continues to see solid growth prospects in CEE

Absender/From		Empfänger/To	
Firma	Erste Group Bank AG	Firma	SEC Headquarters
Abteilung/Firma dept.	Group Investor Relations	Abteilung/Firma dept.	International Corporate Finance Division
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek Chief Officer of International Corporate Finance
Telefon	+43 (0)5 0100 - 13036	Fax	001 202 772 9207
Fax	+43 (0)5 0100 - 913036		
E-Mail	investor.relations@erstegroup.com		

Sie erhalten / Transmission consists of ___ Seite(n) einschließlich dieser. / page(s) including this.

Nachricht/Message
„Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached today's IR-Release.

Best regards,
Group Investor Relations

Erste Group Bank AG

A-1010 Wien, Graben 21
Fax +43 (0)5 0100 - 913112
mailto:investor.relations@erstegroup.com
http://www.erstegroup.com/ir

ERSTE GROUP

INVESTOR INFORMATION

Vienna, 12 December, 2008

Capital Markets Day: Erste Group continues to see solid growth prospects in CEE

- **Outlook for 2008 confirmed: 15% increase in operating profit**
- **Outlook for 2009: operating profit to rise by around 10% , cost growth not to exceed 3.5%**

At today's Capital Markets Day, the management of Erste Group Bank AG confirmed its target for 2008 of achieving operating profit growth of around 15% compared to the previous year.

In his presentation, Andreas Treichl, CEO of Erste Group, underlined that economic conditions in the respective countries of the extended home market will indeed worsen. Most of the countries in central and eastern Europe will, however, continue to grow, and consequently their economic prospects are notably better than those in Western Europe. In view of the economic outlook for the region - and based on the up to now very successfully implemented retail and SME segment-focused business model with more than 16 million clients - the business is also expected to show positive development in 2009.

"Our client focus combined with the favourable geographic position will continue to have a positive influence on our core loan and deposit business in the coming year", stated Treichl, who continued: "in the current economic environment there is no region in which, as a banker, I would more prefer to be than in our countries. Although the core countries of Erste Group´s region like Czech Republic, Slovakia, Romania and Austria, do have their individual problems, overall they are much better placed to manage this crisis than the rest of Europe. In addition, the solid, continuous earnings growth, even in difficult times, shows the strength of a retail-oriented business model."

Overall, Erste Group is forecasting an improvement in operating result of around 10% in 2009. In support of this goal are cost savings initiatives, which will limit cost growth to a maximum of 3.5%.

In view of the economic conditions Erste Group is expecting risk costs of between 90bp - 120bp for 2009 (according to lending volumes).

The negotiations concerning the participation capital offered by the Republic of Austria are not yet finalized, but following the recent EU approval of the Austrian banking measures are expected to be concluded by the beginning of 2009 at the latest.

ERSTE GROUP

For more information, please contact:
Erste Group, Investor Relations, Graben 21, 1010 Vienna, Austria, Fax: +43 (0) 5 0100 9 13112

Gabriele Werzer,	Tel. +43 (0) 5 0100 Ext. 11286,	E-mail: gabriele.werzer@erstegroup.com
Thomas Sommerauer,	Tel. +43 (0) 5 0100 Ext. 17326,	E-mail: thomas.sommerauer@erstegroup.com
Peter Makray,	Tel. +43 (0) 5 0100 Ext. 16878,	E-mail: peter.makray@erstegroup.com

This release is also available on our website at http://www.erstegroup.com/investorrelations in the news section.

Erste Group is one of the leading financial providers in Central and Eastern Europe with its more than 54,000 employees. Erste Group serves over 16 million clients in more than branches in 8 countries (Austria, Czech Republic, Slovakia, Romania, Hungary, Croatia, Serbia, Ukraine). As of 30 September 2008 Erste Group had EUR 209.4 billion in total assets, a net profit of EUR 1,463.0 million and an after-tax ROE of 21.7%.

END